Exhibit 99.125

DHX Media signs six Twirlywoos licensing deals

Preschool series to debut on CBeebies in February 2015

HALIFAX, Jan. 14, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has signed six new licensing deals for Twirlywoos, the previously announced preschool series from Ragdoll Productions being produced in association with DHX. Twirlywoos is expected to air on CBeebies, the children's arm of the BBC, in February 2015, with other territories to follow. DHX handles global distribution, merchandising, brand management and marketing for Twirlywoos.

New Twirlywoos licensees secured include Gemma International, for greetings cards and partyware; Ravensburger, for puzzles and games; GB Eye, for posters; Fashion UK, for outerwear; Rainbow Productions, for character costumes; and DreamTex, for bedding.

The previously announced anticipated launch date for Twirlywoos toys from Golden Bear, the brand's global master toy licensee, has been moved up from calendar 2016 to calendar Q4 2015. It is anticipated that Golden Bear will focus at launch on plush and plastics (play-sets/figurines), bath toys and games, and activity products.

Twirlywoos products are expected to launch initially in the UK, with other territories to follow.

The Twirlywoos are four small, bird-like characters who are inquisitive, enthusiastic and always looking to learn something new about the world. Devised and executive produced by Ragdoll's Anne Wood, creator of the original Teletubbies and In the Night Garden, Twirlywoos combines stop-frame animation and live-action sequences set in the real world.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX Media including the timing of the release of consumer products and the debut of the series. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to the satisfaction of the conditions to closing the acquisition, risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 14-JAN-15